UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            LOEHMANN'S HOLDINGS INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   540411501
                                   ---------
                                 (CUSIP Number)

                             Stephen E. Older, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 19, 2004
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 2 of 12 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

              SLATER EQUITY PARTNERS, L.P.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.  [ ]
                                            b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

              WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6     Citizenship or Place of Organization

              DELAWARE

         Number of            7          Sole Voting Power
           Shares                              353,000
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               353,000

                              10        Shared Dispositive Power
                                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

              353,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [X]

13    Percent of Class Represented By Amount in Row (11)

              5.2%

14    Type of Reporting Person (See Instructions)

              PN

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 3 of 12 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

              SLATER ASSET MANAGEMENT, L.L.C.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.  [ ]
                                            b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

              AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6     Citizenship or Place of Organization

              DELAWARE

          Number of           7          Sole Voting Power
           Shares                              353,000
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               353,000

                              10        Shared Dispositive Power
                                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

              353,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [X]

13    Percent of Class Represented By Amount in Row (11)

              5.2%

14    Type of Reporting Person (See Instructions)

              OO

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 4 of 12 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

              SLATER CAPITAL MANAGEMENT, L.L.C.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.  [ ]
                                            b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

              AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]

6     Citizenship or Place of Organization

               DELAWARE

         Number of            7          Sole Voting Power
           Shares                              582,900
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               582,900

                              10        Shared Dispositive Power
                                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

              582,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [ ]

13    Percent of Class Represented By Amount in Row (11)

              8.7%

14    Type of Reporting Person (See Instructions)

              OO; IA

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 5 of 12 Pages



1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

              STEVEN L. MARTIN

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                            a.  [ ]
                                            b.  [X]

3     SEC Use Only

4     Source of Funds (See Instructions)

              AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [ ]

6     Citizenship or Place of Organization

               UNITED STATES

         Number of            7          Sole Voting Power
           Shares                              582,900
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               582,900

                              10        Shared Dispositive Power
                                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

              582,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [ ]

13    Percent of Class Represented By Amount in Row (11)

              8.7%

14    Type of Reporting Person (See Instructions)

              HC

                                                              Page 6 of 12 Pages


               This Amendment No. 1 on Schedule 13D relates to shares of common stock ("Common Stock"), $.01 par value per share (the "Shares"), of Loehmann's Holdings Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated June 14, 2004 (the "Initial Statement"). The Reporting Persons are filing this Amendment No. 1 to update the information disclosed in Item 4 of the Initial Statement and to disclose the letter attached hereto as Exhibit B. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Slater Equity Partners, L.P. ("SEP");

               ii) Slater Asset Management, L.L.C. ("SAM");

               iii) Slater Capital Management, L.L.C. ("SCM"); and

               iv) Mr. Steven L. Martin ("Mr. Steven Martin").

               This Statement relates to the Shares held for the account of SEP, Slater Equity Partners Offshore Fund Ltd., a Cayman Islands exempted company ("SEPOF"), and Slater FF&E Fund, L.L.C., a Delaware limited liability company ("FF&E"). SCM serves as the investment manager of SEP and SEPOF and as the manager of FF&E, and, in such capacities, may be deemed to be the beneficial owner of the Shares held for their respective accounts. SAM is the general partner of SEP. Mr. Steven Martin is the controlling member of SCM and SAM.

                              The Reporting Persons

               SEP is a Delaware limited partnership and has its principal office at 153 East 53rd Street, 26th Floor, New York, New York 10022. The principal business of SEP is investment in securities. SAM serves as the general partner of SEP. SCM serves as investment manager of SEP. In such capacities, SAM and SCM may be deemed to beneficially own the Shares held for the account of SEP.

               SAM is a Delaware limited liability company and has its principal office at 153 East 53rd Street, 26th Floor, New York, New York 10022. The principal business of SAM is to serve as the general partner of SEP. Current information concerning the identity and background of the managers and officers of SAM is set forth in Annex A to the Initial Statement, which is incorporated by reference in response to this Item 2.

               SCM is a Delaware limited liability company and has its principal office at 153 East 53rd Street, 26th Floor, New York, New York 10022. The principal business of SCM is investment management of the securities held for the accounts of SEP, SEPOF and FF&E. Current information concerning the identity and background of the managers and officers of SCM is set forth in Annex A to the Initial Statement, which is incorporated by reference in response to this
Item 2.

               The principal occupation of Mr. Steven Martin, a United States citizen, is investment management, including direction of the management activities of SAM and SCM. The principal business address of Mr. Steven Martin is located at 153 East 53rd Street, 26th Floor, New York, New York 10022.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in

                                                              Page 7 of 12 Pages

response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction.

               The Reporting Persons, as further set forth in a letter sent by the Reporting Persons to the Issuer contemporaneously with this filing, which letter is attached as an exhibit hereto and incorporated in Item 7 by reference, continue to believe the consideration offered in the Agreement and Plan of Merger, dated as of April 22, 2004 ("Merger Agreement"), by and among Issuer, Designer Apparel Holding Company and DAH Merger Corporation is inadequate and that the Shares have a value greater than the $23.00 per Share in cash offered to the Issuer's stockholders.

               All of the Shares reported herein as having been acquired or disposed of from the accounts of SEP, SEPOF and FF&E were acquired or disposed of for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 6,729,236 as of June 1, 2004.

               (a) (i)    Each of SEP and SAM may be deemed the beneficial owner
of the 353,000 Shares  (approximately   5.2%  of  the  total  number  of  Shares
outstanding) held for the account of SEP.

                   (ii) Each of SCM and Mr. Steven Martin may be deemed the beneficial owner of the 582,900 Shares (approximately 8.7% of the total number of Shares outstanding) held for the accounts of SEP, SEPOF and FF&E. This number consists of A) 353,000 Shares held for the account of SEP, B) 199,100 Shares held for the account of SEPOF, and C) 30,800 Shares held for the account of FF&E.

               (b) (i)    Each of SEP and SAM may be deemed  to have sole  power
to direct the voting and disposition of the 353,000 Shares held for the account of SEP.

                   (ii) Each of SCM and Mr. Steven Martin may be deemed to have sole power to direct the voting and disposition of the 582,900 Shares beneficially owned by SEP, SEPOF and FF&E as described above.

               (c) There have been no transactions effected with respect to the Shares by any of the Reporting Persons since June 14, 2004 (the date of the Initial Statement on Schedule 13D).

                                                              Page 8 of 12 Pages

               (d) (i)    The partners of SEP  have the right to  participate in
the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SEP in accordance with their partnership interests in SEP.

                   (ii) The shareholders of SEPOF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SEPOF in accordance with their ownership interests in SEPOF.

                   (iii) The members of FF&E have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of FF&E in accordance with their membership interests in FF&E.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

               From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 12 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     July 19, 2004                 SLATER EQUITY PARTNERS, L.P.

                                        By:     Slater Asset Management, L.L.C.,
                                                its General Partner


                                        By: /s/ Steven L. Martin
                                           -------------------------------------
                                           Name:  Steven L. Martin
                                           Title: Manager

Date:     July 19, 2004                 SLATER ASSET MANAGEMENT, L.L.C.


                                        By: /s/ Steven L. Martin
                                           -------------------------------------
                                           Name:  Steven L. Martin
                                           Title: Manager

Date:     July 19, 2004                 SLATER CAPITAL MANAGEMENT, L.L.C.


                                        By: /s/ Steven L. Martin
                                           -------------------------------------
                                           Name:  Steven L. Martin
                                           Title: Manager

Date:     July 19, 2004                 STEVEN L. MARTIN


                                        /s/ Steven L. Martin
                                        ----------------------------------------

                                                             Page 10 of 12 Pages


                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------
B.       Letter from Reporting Persons to Issuer, dated
         July 12, 2004........................................                11

                                                             Page 11 of 12 Pages


                                    EXHIBIT B
                                    ---------


                          SLATER EQUITY PARTNERS, L.P.
                    SLATER EQUITY PARTNERS OFFSHORE FUND LTD.
                            SLATER FF&E FUND, L.L.C.
                              153 East 53rd Street
                                   26th Floor
                            New York, New York 10022


                                                                   July 19, 2004

Board of Directors of Loehmann's Holdings Inc.
2500 Halsey Street
Bronx, New York 10461

Dear Sirs:

          The undersigned collectively own 582,900, or approximately 8.7%, shares of the common stock of Loehmann's Holdings Inc. (the "Company").

          As you are aware, on June 14, 2004, we converted our Schedule 13G into a Schedule 13D in order to formally express our dissatisfaction with the consideration offered to the Company's stockholders by Design Apparel Holding Company and DAH Merger Corporation pursuant to the Agreement and Plan of Merger, dated as of April 22, 2004 ("Merger Agreement").

          We remind management and the Board of Directors that we are long-term shareholders who remain confident in the Company's business model, as well as the ability of management to execute and expand that business model successfully. However, we believe management is uncomfortable with certain of the responsibilities imposed upon the Company as a public company and as such, favors a transaction that converts the Company to a private entity. This transaction would appear to satisfy the financial interests of management and of the Alpine Group, but we believe it is not in the best interests of the Company's other shareholders, including ourselves and, based on their recent
Schedule 13D filing, the Luxor Group. We continue to believe that the consideration offered in the proposed merger is inadequate and that it is incumbent upon the Board of Directors and management to actively pursue a higher per share purchase price in the proposed transaction with Design Apparel Holding Company. Alternatively, the Company should continue to operate as a public entity so that all stockholders can benefit from its future performance and resulting share price opportunities.

          Accordingly, if the consideration to be paid to the Company's stockholders in the proposed merger remains unchanged, we currently intend to vote against the transactions contemplated by the Merger Agreement and seek appraisal of the fair value of our shares under the laws of Delaware.

                                                             Page 12 of 12 Pages


          We remain available to discuss with the Company and the Board of Directors as well as the principals of Design Apparel Holding Company (i.e., Crescent Capital Investments, Inc.) the contents of this letter.


                              Very truly yours,

                                       SLATER EQUITY PARTNERS, L.P.

                                       By: Slater Asset Management, L.L.C.,
                                           its General Partner

                                       By: /s/ Steven L. Martin
                                           -----------------------
                                           Name:  Steven L. Martin
                                           Title: Manager


                                       SLATER EQUITY PARTNERS OFFSHORE FUND LTD.

                                       By: Slater Capital Management, LLC,
                                           its Investment Manager

                                       By: /s/ Steven L. Martin
                                           -----------------------
                                           Name:  Steven L. Martin
                                           Title: Manager


                                       SLATER FF&E FUND, L.L.C.

                                       By: Slater Capital Management, LLC,
                                           its Manager

                                       By: /s/ Steven L. Martin
                                           -----------------------
                                           Name:  Steven L. Martin
                                           Title: Manager